Exhibit 99.1

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED

22F, Block B, Xinhua Technology Building

No. 8 Tuofangying South Road,

Jiuxianqiao, Chaoyang District, Beijing, China

To the Shareholders of Glory Star New Media Group Holdings Limited:

You are cordially invited to attend the 2023 Annual General Meeting of Glory Star New Media Group Holdings Limited (the “Company”) on Tuesday, October 31, 2023 (the “Annual General Meeting”), at the offices of the Company, located at 22F, Block B, Xinhua Technology Building, No. 8 Tuofangying South Road, Jiuxianqiao, Chaoyang District, Beijing, China 100016, at 10:00 a.m., local time. A Notice of the 2023 Annual General Meeting, a Proxy Card and a Proxy Statement containing information about the matters to be voted upon at the Annual General Meeting are enclosed.

All registered holders of our ordinary shares (“Ordinary Shares” or “Shares”) as of the close of business on Wednesday, September 27, 2023 (the “Record Date”), will be entitled to vote at the Annual General Meeting on the basis of one vote for each Ordinary Share held.

Our activities for the fiscal year ended December 31, 2022, are included in our annual report on Form 20-F, as amended, filed with the Securities and Exchange Commission (“SEC”) on March 23, 2023 (the “Annual Report”). Upon written request to the Secretary of the Company, the Company will provide, without charge, to each person solicited a copy of the Annual Report, including the financial statements and report of independent registered public accounting firm filed therewith. The Annual Report and other reports that we file with the SEC are also available to the public from the SEC’s website at http://www.sec.gov.

Whether or not you plan to attend the Annual General Meeting, the Company requests that you please exercise your voting rights by completing and returning your Proxy card promptly in the enclosed self-addressed stamped envelope. If you are a registered holder of Ordinary Shares, by attending the Annual General Meeting and voting in person, your Proxy Card will not be used.

We are providing the accompanying Proxy Statement and accompanying Proxy Card to our shareholders in connection with the solicitation of proxies to be voted at the Annual General Meeting and at any adjournments of such meeting. Whether or not you plan to attend the Annual General Meeting, we urge you to read the Proxy Statement and sign, date and return the Proxy Card.

On behalf of our Board of Directors, I thank you for your support.

Sincerely,

/s/ Bing Zhang
Bing Zhang
Chairman of the Board and Chief Executive Officer

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED

22F, Block B, Xinhua Technology Building

No. 8 Tuofangying South Road,

Jiuxianqiao, Chaoyang District, Beijing, China

NOTICE OF THE 2023 ANNUAL GENERAL MEETING

OF GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED

To Be Held on October 31, 2023

Dear Shareholder:

NOTICE IS HEREBY GIVEN that the Annual General Meeting (2023) of Glory Star New Media Group Holdings Limited, a Cayman Islands exempted company (“Glory Star” or the “Company”), will be held on October 31, 2023, at 10:00 a.m., local time, at the offices of the Company, located at 22F, Block B, Xinhua Technology Building, No. 8 Tuofangying South Road, Jiuxianqiao, Chaoyang District, Beijing, China 100016.

At the 2023 Annual General Meeting, our shareholders will be asked to consider and vote upon:

Proposal No. 1. To consider and approve a proposal, as an ordinary resolution, that Zhihong Tan and Jia Lu each be appointed as a Class I Director to hold office in accordance with the amended and restated memorandum and articles of association of the Company until the 2023 Annual General Meeting to be held in 2026 and until his successor is appointed and duly qualified, or until his earlier resignation or removal. We refer to Proposal No. 1 as the “Director Appointment Proposal”;

Proposal No. 2. To consider and approve a proposal, as an ordinary resolution, subject to certain conditions being met, that every 10 ordinary shares of a par value of US$0.0001 each in the authorized share capital of the Company (including issued and unissued share capital) be consolidated into 1 ordinary share of a par value of US$0.001 (the “Share Consolidation”); such that immediately following the Share Consolidation, the authorized share capital of the Company will be US$20,200 divided into 20,000,000 ordinary shares of a par value of US$0.001 each and 2,000,000 preferred shares of a par value of US$0.0001 each. We refer to Proposal No. 2 as the “Share Consolidation Proposal”;

Proposal No. 3. To consider and approve a proposal, as an ordinary resolution, subject to certain conditions being met, that the authorized share capital of the Company be increased by the creation of an additional 180,000,000 ordinary shares of a par value of US$0.001 each (the “Share Increase”); such that immediately following the Share Increase, the authorized share capital of the Company will be US$200,200 divided into 200,000,000 ordinary shares of a par value of US$0.001 each and 2,000,000 preferred shares of a par value of US$0.0001 each. We refer to Proposal No. 3 as the “Share Increase Proposal”;

Proposal No. 4. To consider and approve a proposal, as a special resolution, that the name change from “Glory Star New Media Group Holdings Limited” to “Cheer Holding, Inc.” We refer to Proposal No. 4 as the “Name Change Proposal”; and

Proposal No. 5. To consider and approve a proposal, as an ordinary resolution, that the appointment of Assentsure PAC as the independent registered public accounting firm for the fiscal year ending December 31, 2022, be approved and ratified. We refer to Proposal No. 5 as the “Ratification of Auditors Proposal.”

Only holders of record of our ordinary shares at the close of business on September 27, 2023 are entitled to notice of the 2023 Annual General Meeting and to vote at the meeting and any adjournments of the meeting. A complete list of our shareholders of record entitled to vote at the 2023 Annual General Meeting will be available for ten (10) days before the meeting at our principal executive offices for inspection by shareholders during ordinary business hours for any purpose germane to the meeting.

Each of these Proposals is more fully described in the accompanying Proxy Statement. We ask that you vote or date, sign and return the enclosed Proxy Card in the self-addressed stamped envelope. If you are a registered holder of ordinary shares, you may revoke your Proxy Card and vote in person if you later decide to attend in person.

Sincerely,

/s/ Bing Zhang
Bing Zhang
Chairman of the Board and Chief Executive Officer
September 29, 2023

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED

22F, Block B, Xinhua Technology Building

No. 8 Tuofangying South Road,

Jiuxianqiao, Chaoyang District, Beijing, China

PROXY STATEMENT

September 29, 2023

GENERAL INFORMATION

This Proxy Statement and the accompanying Proxy Card are being mailed to shareholders of Glory Star New Media Group Holdings Limited (the “Company”) in connection with the solicitation of proxies by the Board of Directors (the “Board”) of the Company for the 2023 Annual General Meeting of the Company (the “Annual General Meeting”). The Company’s Annual Report on Form 20-F, as amended, for the fiscal year ended December 31, 2022, which is not part of this Proxy Statement, was filed separately with the Securities and Exchange Commission on March 23, 2023.

Voting By Registered Holders of Ordinary Shares

When your Proxy Card is returned properly executed, the Ordinary Shares it represents will be voted in accordance with your specifications. You have three choices as to your vote on each of the items described in this Proxy Statement that are to be voted upon at the Annual General Meeting. You may vote “for” or “against” each item or “abstain” from voting by marking the appropriate box.

If you sign and return your Proxy Card but do not specify any choices, you will thereby confer discretionary authority for your Ordinary Shares to be voted as recommended by the Board. The Proxy Card also confers discretionary authority on the individuals named therein to vote on any variations to the proposed resolutions.

Whether or not you plan to attend the Annual General Meeting, you can be assured that your Ordinary Shares are voted by completing, signing, dating and returning the enclosed Proxy Card to the attention of the Company’s chief financial officer at 22F, Block B, Xinhua Technology Building, No. 8 Tuofangying South Road, Jiuxianqiao, Chaoyang District, Beijing, China 100016, not less than forty-eight (48) hours before the time appointed for the Annual General Meeting. You may revoke your Proxy Card at any time before it is exercised by giving written notice thereof to the Secretary of the Company, by submitting a subsequently dated Proxy Card, by attending the Annual General Meeting and withdrawing the Proxy Card, or by voting in person at the Annual General Meeting.

Each holder of the Ordinary Shares in the capital of the Company in issue, and recorded in the Register of Members of the Company at the close of business on September 27, 2023, is entitled to one vote on a show of hands and, on a poll, to one vote for each Ordinary Share so held at the Annual General Meeting. All such Ordinary Shares entitled to vote at the Annual General Meeting are referred to herein as “Record Shares.” The presence in person or by proxy of the holders of a majority of the Record Shares will constitute a quorum for the transaction of business at the Annual General Meeting. Resolutions put to the vote at the Annual General Meeting will be decided by a show of hands unless a poll is, before or on the declaration of the result of the show of hands, demanded by the Chairman of the Annual General Meeting or any holder of Record Shares present in person or by proxy. Every holder of a Record Share present in person or by proxy is entitled to one vote on a show of hands and, on a poll, to one vote for each Record Share held.

If two or more persons are jointly registered as holders of an Ordinary Share then in voting, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other holders of the Ordinary Share and, for this purpose seniority, shall be determined by the order in which the names stand on the register of the Members.

Broker Non-Votes and Abstentions

Under the rules of various national and regional securities exchanges, your broker, bank or other nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or other nominee. The proposals, except for the Ratification of Auditors Proposal, will be considered non-discretionary and therefore your broker, bank or other nominee cannot vote your shares without your instruction. If you do not provide instructions with your proxy, your bank, broker or other nominee may deliver a proxy Card expressly indicating that it is NOT voting your shares; this indication that a broker, bank or other nominee is not voting your shares is referred to as a “broker non-vote.” The Ratification of Auditors Proposal will be considered discretionary and therefore your broker, bank or other nominee may vote your shares without your instruction.

With respect to the meeting, abstentions and broker non-votes will be considered present for the purposes of establishing a quorum but will have no effect on any of the Proposals.

Certain Filings With SEC

Our activities for the fiscal year ended December 31, 2022, are included in our annual report on Form 20-F, as amended, filed with the Securities and Exchange Commission (“SEC”) on March 23, 2023 (the “Annual Report”). Upon written request to the Secretary of the Company, the Company will provide, without charge, to each person solicited a copy of the Annual Report, including the financial statements and report of independent registered public accounting firm filed therewith. The Annual Report and other reports that we file with the SEC are also available to the public from the SEC’s website at http://www.sec.gov.

Upon request, we will, without charge, send you copies of our Annual Report that we have filed with the SEC. You may request copies of the Annual Report by addressing your request to Secretary, Glory Star New Media Group Holdings Limited, 22F, Block B, Xinhua Technology Building, No. 8 Tuofangying South Road, Jiuxianqiao, Chaoyang District, Beijing, China 100016.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information with respect to the beneficial ownership of our Ordinary Shares as of September 18, 2023:

●	each person known to us to own beneficially more than 5% of our Ordinary Shares;

●	each of our current executive officers and directors; and

●	each of our directors and executive officers as a group.

As of September 18, 2023, we had a total of 100,382,466 Ordinary Shares outstanding.

Name and Address(1)	Number of Shares Beneficially Owned	Percentage of Ownership
Bing Zhang(2)	19,712,863	19.64%
Jia Lu(3)	6,554,281	6.53%
Ke Chen	2,000	* %
Zhihong Tan	2,000	* %
Yong Li	2,000	* %
All directors and executive officers as a group (five individuals):	26,273,144	26.17%
5% and Greater Stockholders:
Happy Starlight Limited(2)	18,952,863	18.88%
Enjoy Starlight Limited(3)	6,554,116	6.53%
Zhong Sheng Ding Xin Investment Fund Management (Beijing) Co., Ltd.(4)	20,161,290	20.08%
Shah Capital Management(5)	9,000,000	8.97%
Shah Capital Opportunity Fund LP(5)	9,000,000	8.97%
Himanshu H. Shah(5)	9,000,000	8.97%

*	Less than 1%

(1)	Unless otherwise indicated, the business address of each of the individuals is 22nd Floor, Block B, Xinhua Technology Building, No. 8 Tuofangying Road, Chaoyang District, Beijing, China.

(2)	Mr. Bing Zhang is the director and chief executive officer of Glory Star. Mr. Zhang is sole shareholder and director of Happy Starlight Limited, which holds 18.88% of our Ordinary Shares.

(3)	Mr. Jia Lu is the director and senior vice president of Glory Star Media (Beijing) Co., Ltd. Mr. Lu is the sole shareholder and a director of Enjoy Starlight Limited, which holds 6.53% of our Ordinary Shares.

(4)	Based solely on information reported on a Schedule 13D filed with the SEC on May 19, 2023, by Zhong Sheng Ding Xin Investment Fund Management (Beijing) Co., Ltd. The principal business address for Zhong Sheng Ding Xin Investment Fund Management (Beijing) Co., Ltd. is 6F Building 4, Wangjing Street, Chaoyang District, Beijing, China 100020.

(5)	Based solely on information reported on a Schedule 13G (Amendment No. 2) filed with the SEC on April 21, 2023, by Shah Capital Management, Shah Capital Opportunity Fund LP and Himanshu H. Shah . Mr. Himanshu H. Shah is the president and chief investment officer of Shah Capital Management, Inc., which serves as the investment adviser to Shah Capital Opportunity Fund LP, of which Mr. Shah is also its managing member. Consequently, Mr. Shah may be deemed the beneficial owner of the shares held by Shah Capital Management and Shah Capital Opportunity Fund LP, which he has shared voting and dispositive control over such securities. The principal business address for Shah Capital Management, Shah Capital Opportunity Fund LP and Himanshu H. Shah is 8601 Six Forks Road, Ste. 630, Raleigh, NC 27615.

BOARD OF DIRECTORS

The Board is responsible for establishing broad corporate policies and for overseeing the overall performance of the Company. The Board reviews significant developments affecting the Company and acts on other matters requiring its approval.

Number and Terms of Directors. Our Board is divided into three classes with only one class of directors being appointed in each year and each class (except for those directors appointed prior to our first annual meeting) serving a three-year term. The term of office for Class I directors, consisting of Messrs. Zhihong Tan, and Jia Lu, will expire at our 2023 Annual Meeting. The term of office of the Class II directors, consisting of Messrs. Yong Li and Bing Zhang, will expire at the 2024 Annual Meeting and the term of office of the Class III directors, consisting of Mr. Ke Chen, will expire at the 2025 Annual Meeting.

Director Independence. Currently, each of Messrs. Zhihong Tan, Yong Li, and Ke Chen would be considered an “independent director” under the NASDAQ listing rules, which is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship, which, in the opinion of the company’s Board would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Our independent directors will have regularly scheduled meetings at which only independent directors are present.

Committees of the Board of Directors. Our Board has three standing committees: an audit committee, a nominating committee and a compensation committee. Subject to phase-in rules and certain limited exceptions, the rules of NASDAQ and Rule 10A-3 of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors, and the rules of NASDAQ require that the compensation committee and nominating committee of a listed company be comprised solely of independent directors.

Audit Committee. We have established an audit committee of the Board, which consists of Messrs. Zhihong Tan, Yong Li, and Ke Chen, each of whom is an independent director under NASDAQ’s listing standards. Mr. Tan is the Chairperson of the audit committee.

The audit committee’s duties, which are specified in our Audit Committee Charter, include, but are not limited to:

●	reviewing and discussing with management and the independent auditor the annual audited financial statements, and recommending to the board whether the audited financial statements should be included in our annual report;

●	discussing with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of our financial statements;

●	discussing with management major risk assessment and risk management policies;

●	monitoring the independence of the independent auditor;

●	verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

●	reviewing and approving all related-party transactions;

●	inquiring and discussing with management our compliance with applicable laws and regulations;

●	pre-approving all audit services and permitted non-audit services to be performed by our independent auditor, including the fees and terms of the services to be performed;

●	appointing or replacing the independent auditor;

●	determining the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;

●	establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies; and

●	approving reimbursement of expenses incurred by our management team in identifying potential target businesses.

The audit committee will at all times be composed exclusively of “independent directors” who are “financially literate” as defined under NASDAQ listing standards. NASDAQ listing standards define “financially literate” as being able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement.

In addition, we must certify to NASDAQ that the committee has, and will continue to have, at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication. The Board has determined that Messrs. Zhihong Tan, Yong Li, and Ke Chen each qualify as an “audit committee financial expert,” as defined under rules and regulations of the SEC.

Nominating Committee. We have established a nominating committee of the Board, which consists of Messrs. Zhihong Tan, Yong Li, and Ke Chen, each of whom is an independent director under NASDAQ’s listing standards. Mr. Chen is the Chairperson of the nominating committee. The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on our Board. The nominating committee considers persons identified by its members, management, shareholders, investment bankers and others.

Compensation Committee. We have established a compensation committee of the Board, which consists of Messrs. Zhihong Tan, Yong Li, and Ke Chen, each of whom is an independent director under NASDAQ’s listing standards. Mr. Li is the Chairperson of the compensation committee. The compensation committee’s duties, which are specified in our Compensation Committee Charter, include, but are not limited to:

●	reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer based on such evaluation;

●	reviewing and approving the compensation of all of our other executive officers;

●	reviewing our executive compensation policies and plans;

●	implementing and administering our incentive compensation equity-based remuneration plans;

●	assisting management in complying with our proxy statement and annual report disclosure requirements;

●	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our executive officers and employees;

●	if required, producing a report on executive compensation to be included in our annual proxy statement; and

●	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

PROPOSAL NO. 1.

APPOINTMENT OF CLASS I DIRECTOR

Our Board is currently divided into three classes, Classes I, II and III. The Company’s Articles of Association provides that, at each annual general meeting one-third of the directors who are subject to retirement by rotation or, if their number is not three nor a multiple of three, the number nearest to but not exceeding one-third, shall retire from office. The Company currently has five (5) directors. Accordingly, the Board is divided into three (3) classes as nearly equal in number as the then total number of directors permits. Each Class I, Class II and Class III director will be appointed for a three-year term. If the number of directors is changed, any increase or decrease will be apportioned among the classes so that one-third of the directors will retire from office at each annual general meeting, and any additional directors of any class appointed to fill a vacancy resulting from an increase in that class will hold office for a term that shall coincide with the remaining term of that class, but in no case will a decrease in the number of directors shorten the term of any incumbent director.

At the 2023 Annual General Meeting, the existing Class I Directors consisting of Messrs. Zhihong Tan and Jia Lu are being proposed to be appointed for a three-year term ending 2026, and until their successors are appointed and duly qualified, or until such director’s earlier resignation or removal. A brief summary of Messrs. Zhihong Tan and Jia Lu principal occupation, business affiliations and other information are as follows.

Mr. Zhihong Tan became our independent director in April 2022. Mr. Tan currently serves as the vice president of Hunan Renjian Enterprise Group since 2014. From 1992 to 2000, Mr. Tan was the manager of Hunan Foreign-funded Enterprise Materials Company, and from 2000 to 2010, he was the general manager of Hunan Tianlai Village Culture and Entertainment Company. In addition, Mr. Tan was also the general manager of Tianfu Real Estate Company from 2010 to 2013. Mr. Tan graduated from Hunan University of Finance and Economics with a bachelor’s degree in Price Theory. Mr. Tan also holds an ACCA international certified public accountant certificate.

Mr. Jia Lu became our director in February 2020. Mr. Lu is a director and senior vice president of Glory Star Media (Beijing) Co., Ltd., and a director of Horgos Glory Star Media Co., Ltd., Horgos Glary Wisdom Marketing Planning Co., Ltd., Glary Wisdom (Beijing) Marketing Planning Co., Ltd. since 2018, and director of Horgos Glary Prosperity Culture Co., Ltd. since 2017, and senior vice president of Glory Star Media (Beijing) Co., Ltd. since 2016. From 2011 to 2016, Mr. Lu served as Vice General Manager at Trends Star (Beijing) Cultural Media Co., Ltd. Mr. Lu holds a Bachelor degree from Beijing film academy.

Messrs. Zhihong Tan and Jia Lu have consented to being named in this Proxy Statement and to serve on the Board, if appointed. In the event that the nominee is not be available, the persons named in the Proxy Card will vote for the other nominees and may vote for a substitute for the unavailable nominee.

Vote Required for Approval

This proposal requires the approval of an ordinary resolution under Cayman Islands law which requires the affirmative vote of the holders of a majority of our Ordinary Shares that are represented in person or by proxy and entitled to vote thereon and actually cast a vote at the meeting. Accordingly, abstentions and broker non-votes will have no effect on this proposal.

Full Text of the Resolution

RESOLVED, as an ordinary resolution, that Messrs. Zhihong Tan and Jia Lu each be appointed as a Class I Director to hold office in accordance with the amended and restated memorandum and articles of association of the Company until the 2026 Annual General Meeting and until his successor is appointed and duly qualified, or until his earlier resignation or removal.

THE BOARD RECOMMENDS THAT YOU VOTE FOR THE APPOINTMENT OF MESSRS. ZHIHONG TAN AND JIA LU AS A CLASS I DIRECTOR TO SERVE A THREE-YEAR TERM UNTIL THE 2026 ANNUAL GENERAL MEETING AND UNTIL THEIR SUCCESSORS ARE APPOINTED AND DULY QUALIFIED, OR UNTIL SUCH DIRECTOR’S EARLIER RESIGNATION OR REMOVAL. UNLESS DIRECTED TO THE CONTRARY, THE ORDINARY SHARES REPRESENTED BY VALID PROXIES WILL BE VOTED FOR THE APPOINTMENT OF SAID NOMINEE.

PROPOSAL NO. 2

AUTHORIZE THE BOARD OF DIRECTORS TO EFFECT A SHARE CONSOLIDATION

Purpose and Background of the Share Consolidation

To consider and approve a proposal, as an ordinary resolution, subject to certain conditions being met, that every 10 Ordinary Shares of a par value of US$0.0001 each in the authorized share capital of the Company (including issued and unissued share capital) be consolidated into 1 Ordinary Share of a par value of US$0.001 (the “Share Consolidation”); such that immediately following the Share Consolidation, the authorized share capital of the Company will be US$20,200 divided into 20,000,000 Ordinary Shares of a par value of US$0.001 each, and 2,000,000 preferred shares of a par value of US$0.0001 each.

On August 30, 2023, the Board approved by written resolution the proposal authorizing the Share Consolidation because the Board believes that effecting the Share Consolidation could, in some circumstances, be an effective means of maintaining, or if necessary, regaining, compliance with the minimum trading price requirement for continued listing of our Ordinary Shares on The Nasdaq Capital Market.

On March 22, 2023, the Company received a letter from The Nasdaq Stock Market regarding the Company’s failure to comply with Nasdaq Continued Listing Rule (“Rules”) 5550(a)(2) (the “Price Rule”), which requires listed securities to maintain a minimum bid price of $1.00 per share. A failure to comply with Rule 5550(a)(2) exists when listed securities fail to maintain a closing bid price of at least $1.00 per share for 30 consecutive business days.

Under Rule 5810(c)(3)(A), the Company was provided a compliance period of 180 calendar days, until September 18, 2023, to regain compliance. If at any time during this 180-day period the closing bid price of the Company’s securities is at least $1.00 for a minimum of ten consecutive business days, the Company’s compliance will be regained.

On September 19, 2023, the Nasdaq Stock Market granted the Company an additional 180 calendar days, or until March 18, 2024, to regain compliance with the $1.00 per share minimum required for continued listing on The Nasdaq Capital Market pursuant to Price Rule.

To regain compliance, the bid price of the Company’s Ordinary Shares must close at or above $1.00 per share for a minimum of ten consecutive business days at any time during the second 180-day compliance period. The Company has been monitoring the closing bid price of its Ordinary Shares and now considers effecting the Share Consolidation.

If the Share Consolidation successfully increases the per share price of our Ordinary Shares, the Board believes this Share Consolidation will enable us to maintain The Nasdaq Capital Market listing of our Ordinary Shares.

The Share Consolidation is conditional upon the board of directors of the Company determining, confirming and approving that the Share Consolidation is an effective means of maintaining, or if necessary, regaining, compliance with the minimum trading price requirement for continued listing of our Ordinary Shares on The Nasdaq Capital Market.

The conditionality of Proposal No. 2 and the Share Consolidation will expire on March 18, 2024 and Proposal No. 3 and the Share Consolidation shall not be effective after this date if the board of directors of the Company has not determined, confirmed and approved that the Share Consolidation is an effective means of maintaining, or if necessary, regaining, compliance with the minimum trading price requirement for continued listing of our Ordinary Shares on The Nasdaq Capital Market.

If we again cease to comply with the minimum per share average closing price standard of Price Rule and fail to regain compliance by the end of the second six-month cure period, or March 18, 2024, our ordinary Shares will be subject to delisting by the Nasdaq Stock Market. In the event that our Ordinary Shares are delisted by the Nasdaq Stock Market, our Ordinary Shares would likely trade on the over-the-counter market. If our stocks were to trade on the over-the-counter market, selling our Ordinary Shares could be more difficult because smaller quantities of stocks would likely be bought and sold, and transactions could be delayed. In addition, in the event our Ordinary Shares are delisted, broker-dealers have certain regulatory burdens imposed upon them, which may discourage broker-dealers from effecting transactions in our Ordinary Shares, further limiting the liquidity of our Ordinary Shares. These factors could result in lower prices and larger spreads in the bid and ask prices for Ordinary Shares. Such potential delisting from Nasdaq and continued or further declines in our share price could also greatly impair our ability to raise additional necessary capital through equity or debt financing, including short-term debt financing provided by foreign lenders.

In light of the factors mentioned above, our Board approved this proposal as a potential means of maintaining the price of our Ordinary Shares above $1.00 per share in compliance with Price Rule.

Potential Affected Investor Interest

In approving this proposal, the Board considered that the Company’s Ordinary Shares may not appeal to brokerage firms that are reluctant to recommend lower priced securities to their clients. Investors may also be dissuaded from purchasing lower priced stocks because the brokerage commissions, as a percentage of the total transaction, tend to be higher for such stocks. Moreover, the analysts at many brokerage firms do not monitor the trading activity or otherwise provide coverage of lower priced stocks.

By approving this proposal, shareholders will approve the Board to effect a Share Consolidation which it deems in the best interests of the Company and its shareholders.

Principal Effects of the Share Consolidation

If implemented, the Share Consolidation will be effected simultaneously for all issued and outstanding shares of Ordinary Shares. The Share Consolidation will affect all of our shareholders uniformly and will not affect any shareholder’s percentage ownership interests in the Company, except to the extent that the Share Consolidation would otherwise result in any of our shareholders owning a fractional share (in which case the fractional amount will be rounded up to the next whole share). After the Share Consolidation, the shares of our Ordinary Shares will have the same voting rights and rights to dividends and distributions and will be identical in all other respects to our Ordinary Shares now authorized. Ordinary Shares issued pursuant to the Share Consolidation will remain fully paid and non-assessable. The Share Consolidation will not affect the Company continuing to be subject to the periodic reporting requirements of the Exchange Act. The Share Consolidation is not intended to be, and will not have the effect of, a “going private transaction” covered by Rule 13e-3 under the Exchange Act.

The Share Consolidation may result in some shareholders owning “odd-lots” of less than 100 shares of our ordinary shares. Brokerage commissions and other costs of transactions in odd-lots are generally higher than the costs of transactions in “round-lots” of even multiples of 100 shares.

Following the effectiveness of such Share Consolidation approved by the shareholders and implementation by the Board, current shareholders will hold fewer shares of ordinary shares, but the rights and ownership percentages will remain the same.

IF THIS PROPOSAL IS NOT APPROVED, WE MAY BE UNABLE TO MAINTAIN THE LISTING OF OUR ORDINARY SHARES ON THE NASDAQ STOCK MARKET, WHICH COULD ADVERSELY AFFECT THE LIQUIDITY AND MARKETABILITY OF OUR ORDINARY SHARES.

Fractional Shares

No fractional shares will be issued in connection with the Share Consolidation. Instead, we will issue one full share of the ordinary shares after Share Consolidation to any shareholder who would have been entitled to receive a fractional share as a result of the Share Consolidation. Each ordinary shareholder will hold the same percentage of the outstanding ordinary shares immediately following the Share Consolidation as that shareholder did immediately prior to the Share Consolidation, except for minor adjustments due to the additional net share fractions that will need to be issued as a result of the treatment of fractional shares.

Risks Associated with the Share Consolidation

There are risks associated with the Share Consolidation. Shareholders should note that the effect of the Share Consolidation, if any, upon the market price for our ordinary shares cannot be accurately predicted. In particular, we cannot assure you that prices for shares of our ordinary shares after the Share Consolidation will be the number of times equals exactly to the ratio multiplied by the prices for shares of our ordinary shares immediately prior to the Share Consolidation. Furthermore, even if the market price of our ordinary shares does rise following the Share Consolidation, we cannot assure you that the market price of our ordinary shares immediately after the proposed Share Consolidation will be maintained for any period of time. Even if an increased per-share price can be maintained, the Share Consolidation may not achieve the desired results that have been outlined above. Moreover, because some investors may view the Share Consolidation negatively, we cannot assure you that the Share Consolidation will not adversely impact the market price of our ordinary shares.

The market price of our ordinary shares will also be based on our performance and other factors, some of which are unrelated to the Share Consolidation or the number of shares outstanding. If the Share Consolidation is effected and the market price of our ordinary shares declines, the percentage declines as an absolute number and as a percentage of our overall market capitalization may be greater than would occur in the absence of a Share Consolidation. The total market capitalization of our ordinary shares after implementation of the Share Consolidation, when and if implemented, may also be lower than the total market capitalization before the Share Consolidation. Furthermore, the liquidity of our ordinary shares could be adversely affected by the reduced number of shares that would be outstanding after the Share Consolidation.

While we believe that the Share Consolidation will be sufficient to maintain our listing on The Nasdaq Stock Market, it is possible that, even if the Share Consolidation results in a closing price for our ordinary shares that exceeds $1.00 per share, we may not be able to continue to satisfy other criteria for continued listing of our ordinary shares on The Nasdaq Stock Market. Although we believe that we will continue satisfying all of the other continued listing criteria, we cannot assure you that this will be the case.

Vote Required to Approve Proposal No. 2

This proposal requires the approval of an ordinary resolution under Cayman Islands law which requires the affirmative vote of the holders of a majority of our Ordinary Shares that are represented in person or by proxy and entitled to vote thereon and actually cast a vote at the meeting. Accordingly, abstentions and broker non-votes will have no effect on this proposal.

Full Text of the Resolution

RESOLVED, as an ordinary resolution, that, subject to the determination, confirmation and approval of the board of directors of the Company that this resolution is an effective means of maintaining, or if necessary, regaining, compliance with the minimum trading price requirement for continued listing of the ordinary shares of the Company on The Nasdaq Capital Market, the authorized share capital of the Company be consolidated as follows:

From US$20,200 divided into 200,000,000 ordinary shares of a par value of US$0.0001 each and 2,000,000 preferred shares of a par value of US$0.0001 each;

To US$20,200 divided into 20,000,000 ordinary shares of a par value of US$0.001 each and 2,000,000 preferred shares of a par value of US$0.0001 each;

By the consolidation of 200,000,000 ordinary shares of a par value of US$0.0001 each into 20,000,000 ordinary shares of a par value of US$0.001 each.

WE RECOMMEND A VOTE “FOR” THE PROPOSAL TO AUTHORIZE THE BOARD OF DIRECTORS TO EFFECT THE SHARE CONSOLIDATION

PROPOSAL NO. 3

APPROVAL TO INCREASE AUTHORIZED SHARE CAPITAL POST SHARE CONSOLIDATION

General Plan to Increase Authorized Share Capital

To consider and approve a proposal, as an ordinary resolution, subject to certain conditions being met, that the authorized share capital of the Company be increased by the creation of an additional 180,000,000 ordinary shares of a par value of US$0.001 each (the “Share Increase”); such that immediately following the Share Increase, the authorized share capital of the Company will be US$200,200 divided into 200,000,000 ordinary shares of a par value of US$0.001 each and 2,000,000 preferred shares of a par value of US$0.0001 each.

The Share Increase is conditional upon the approval of Proposal No. 2 and the Share Consolidation and the board of directors of the Company determining, confirming and approving that the Share Increase is an effective means of maintaining, or if necessary, regaining, compliance with the minimum trading price requirement for continued listing of our Ordinary Shares on The Nasdaq Capital Market.

If Proposal No. 2 and the Share Consolidation is not approved then Proposal No. 3 and the Share Increase will not be presented to shareholders during the Annual General Meeting.

The conditionality of Proposal No. 3 and the Share Increase will expire on March 18, 2024 and Proposal No. 3 and the Share Increase shall not be effective after this date if the board of directors of the Company has not determined, confirmed and approved that the Share Increase is an effective means of maintaining, or if necessary, regaining, compliance with the minimum trading price requirement for continued listing of our Ordinary Shares on The Nasdaq Capital Market.

The purpose of Proposal No. 3 is to maintain the same number of authorized shares and par value after the Share Consolidation.

Vote Required to Approve Proposal No. 3

This proposal requires the approval of an ordinary resolution under Cayman Islands law which requires the affirmative vote of the holders of a majority of our Ordinary Shares that are represented in person or by proxy and entitled to vote thereon and actually cast a vote at the meeting. Accordingly, abstentions and broker non-votes will have no effect on this proposal.

Full Text of the Resolution

RESOLVED, as an ordinary resolution, that, subject to the determination, confirmation and approval of the board of directors of the Company that this resolution is an effective means of maintaining, or if necessary, regaining, compliance with the minimum trading price requirement for continued listing of the ordinary shares of the Company on The Nasdaq Capital Market, the authorized share capital of the Company be consolidated as follows:

From US$20,200 divided into 20,000,000 ordinary shares of a par value of US$0.001 each and 2,000,000 preferred shares of a par value of US$0.0001 each;

To US$200,200 divided into 200,000,000 ordinary shares of a par value of US$0.001 each and 2,000,000 preferred shares of a par value of US$0.0001 each;

By the creation of an additional 180,000,000 ordinary shares of a par value of US$0.001 each.

WE RECOMMEND A VOTE “FOR” THE PROPOSAL TO APPROVE THE SHARE INCREASE PROPOSAL

PROPOSAL NO. 4

name change proposal

Name Change

To consider and approve a proposal, as a special resolution the change of our name from “Glory Star New Media Group Holdings Limited” to “Cheer Holding, Inc.” to more closely align with our brand and CHEERS platform.

Vote Required to Approve Proposal No. 4

This proposal requires the approval of a special resolution under Cayman Islands law which requires the affirmative vote of the holders of a majority of at least two-thirds of our Ordinary Shares that are represented in person or by proxy and entitled to vote thereon and actually cast a vote at the meeting. Accordingly, abstentions and broker non-votes will have no effect on this proposal.

Full Text of the Resolution

RESOLVED, as a special resolution, that the name of the Company is changed from “Glory Star New Media Group Holdings Limited” to “Cheer Holding, Inc.”.

WE RECOMMEND A VOTE “FOR” THE PROPOSAL TO APPROVE THE NAME CHANGE PROPOSAL

PROPOSAL NO. 5

APPROVAL AND RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To consider and approve a proposal, as an ordinary resolution, that the appointment of Assentsure PAC as the independent registered public accounting firm for the fiscal year ending December 31, 2022, be approved and ratified. We refer to Proposal No. 5 as the “Ratification of Auditors Proposal.”

The Audit Committee of the Board has appointed Assentsure PAC as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2023, subject to approval and ratification by the Shareholders.

If the Shareholders do not approve and ratify the appointment of Assentsure PAC, the selection of another independent registered public accounting firm will be considered by the Audit Committee and the Board.

Vote Required to Approve Proposal No. 5

This proposal requires the approval of an ordinary resolution under Cayman Islands law which requires the affirmative vote of the holders of a majority of our ordinary shares that are represented in person or by proxy and entitled to vote thereon and actually cast a vote at the meeting. Accordingly, abstentions and broker non-votes will have no effect on this proposal.

Full Text of the Resolution

RESOLVED, as an ordinary resolution, that the appointment of Assentsure PAC as the independent registered public accounting firm for the fiscal year ending December 31, 2023, be approved and ratified.

THE BOARD RECOMMENDS THAT YOU VOTE FOR THE APPROVAL AND RATIFICATION OF THE APPOINTMENT OF ASSENTSURE PAC AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2023. UNLESS DIRECTED TO THE CONTRARY, THE ORDINARY SHARES REPRESENTED BY VALID PROXIES WILL BE VOTED FOR THE APPROVAL AND RATIFICATION OF THE APPOINTMENT OF ASSENTSURE PAC AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2023.

GENERAL

At the date of this Proxy Statement, the Board has no knowledge of any business which has been presented for consideration at the Annual General Meeting other than that described above.

Present officers, directors and other employees of the Company may solicit proxies by telephone, telecopy, telegram or mail, or by meetings with Shareholders or their representatives. The Company will reimburse brokers, banks or other custodians, nominees and fiduciaries for their charges and expenses in forwarding proxy materials to beneficial owners. All expenses of solicitation of proxies will be borne by the Company.

By Order of the Board of Directors,

/s/ Bing Zhang
Bing Zhang
Chairman of the Board and Chief Executive Officer

Dated: September 29, 2023